Exhibit 99.2

Can-Fite BioPharma Announces Clinical and Corporate Developments for Near-Term Events

Potential uplisting on to NYSE MKT and results from two clinical trials expected by end of 2013

Petach Tikva, Israel - October 22, 2013 - Can-Fite BioPharma (TASE: CFBI), (OTCQB:CANFY), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today a series of clinical and corporate developments, with key events expected by the second week of December, 2013.

Near term events include:

•	Uplisting to NYSE MKT: Following the commencement of trading in Can-Fite's Level II ADRs in the U.S. in September 2013, Can-Fite is now actively seeking to have its shares listed on the NYSE MKT. The Company is currently in the application process and believes e the listing is imminent.

•	Rheumatoid Arthritis Phase II Results: Can-Fite estimates the results of its Phase II study in Europe and Israel for its drug CF101 for the treatment of rheumatoid arthritis will be concluded and announced during the last 2 weeks of December 2013.

•	Dry Eye Syndrome Phase III Results: The Company also anticipates that during the last 2 weeks of December 2013, it will conclude and announce results of its Phase III trial for CF101 in the treatment of dry eye syndrome, which is being conducted by OphthaliX Inc. (OTCQB:OLPI), a subsidiary of Can-Fite.

Ongoing corporate and clinical developments:

•	Licensing Deals: To date, Can-Fite has executed two out-licensing deals in the Asian market for $21.8 million in up-front fees based on milestone payments, with additional royalties to be earned following approvals and commercialization.

•	Multiple Additional Clinical Trials: In addition to the study results slated for release in December, Can-Fite is conducting four other trials including Phase III trials for Psoriasis, Phase II trials for liver cancer, Phase II trials for glaucoma, and Phase II trials for uveitis.

•	Market Addressed: Collectively, the markets addressed by Can-Fite’s drugs currently in various stages of clinical trials tops $30 billion.

“We are making significant advancements with our clinical development programs. This drives the progress in our corporate development which includes a larger presence for our Company in the U.S. markets. The commencement of trading for our Level II ADRs was an important first step to show our commitment to the U.S. market, both for our products and for our U.S.-based investors. We’ve been in very productive talks with the NYSE MKT and anticipate Can-Fite being listed there before the end of the calendar year,” stated Can-Fite CEO Dr. Pnina Fishman.

Can-Fite’s drugs are at advanced stages of clinical development in the U.S., Europe and Israel. The Company has also established a portfolio of patent families covering methods of use for treatment of a number of inflammatory diseases. The Company currently maintains 14 patent families that include 74 international patents issued and pending, and its science is well founded with articles in 48 peer reviewed journals.

About CF101

CF101, an A3 adenosine receptor agonist, is a novel, first in class, small molecule, orally bioavailable drug which demonstrated efficacy and an excellent safety profile in clinical studies.  Through a service arrangement with its parent, Can-Fite, OphthaliX currently develops CF101 for the treatment of ophthalmic indications, including dry eye syndrome (Phase III), glaucoma (Phase II) and uveitis (initiating Phase II). CF101 is also developed by Can-Fite for the treatment of autoimmune inflammatory diseases, including, but not limited to, rheumatoid arthritis (Phase IIb) and psoriasis (Phase II/III).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). Level II American Depository Receipts of the company are traded on the U.S. Over-the-Counter Markets (the “OTC Markets”) (OTCQB: CANFY). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases.  Can-Fite’s CF102 drug candidate is being developed for the treatment of liver diseases and its CF602 drug is being developed for the treatment of inflammation and sexual dysfunction.  To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., in which it holds a controlling interest and which is currently listed on the OTC Markets (OTCQB: OPLI).

Safe Harbor Statement

This press-release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite’s filings with the SEC and in its periodic filings with the TASE.

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